September 6, 2006
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Derek B. Swanson Division of Corporation Finance

Re:	Shutterfly, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Registration No. 333-135426

Dear Mr. Swanson:
     On behalf of Shutterfly, Inc. (“Shutterfly” or the “Company”), we are transmitting herewith Amendment No. 2 to Registration Statement on Form S-1 (Registration No. 333-135426) originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on June 29, 2006 (the “Registration Statement”). In this letter, we respond to the comments of the staff (the “Staff”) of the Commission contained in your letter dated August 28, 2006. The numbered paragraphs below correspond to the numbered comments in that letter; your comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier a copy of the amendment in paper format, which is marked to show changes from Amendment No. 1 to the Registration Statement. In addition to addressing the comments raised by the Staff in its letter, the Company has revised Amendment No. 1 to the Registration Statement to update other disclosure.
Amendment No. 1 to Form S-1
Prospectus Summary; page 1
     1. We note your revisions made in response to our prior comment 7. However, please further limit the marketing and promotional statements such as “we provide a full range of products and services that make it easy, convenient, and fun for consumers to upload, edit, enhance, organize, find, share, create, print and preserve their digital photos in a creative and thoughtful manner,” your reference to your “high-quality products and services,” or your statement that “our focus on ease of use, image quality, secure photo storage, high-quality products and first-rate packaging has established Shutterfly as a premium brand”
     The Company has revised the disclosure throughout the Prospectus Summary to reduce the number of marketing and promotional statements. In addition to revising the sentences specified in the Staff’s comment, the Company has deleted, where appropriate, adjectives such as “thoughtful,” “creative,” “premium,” “high-quality,” “valuable,” “first-rate,” “highly” and “strong.”

Derek B. Swanson
Securities and Exchange Commission
September 6, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37
Overview, page 37
     2. We note your revisions to the MD&A in response to our prior comment 19. However, your changes in the liquidity section deal more with the effect of competition on your capital resources instead of a discussion of management’s strategy in response to increasing competition. Please revise the overview section to provide a thorough discussion of the competitive pressures the company currently faces, and how those pressures have impacted and will impact the company’s operations going forward. We note that you acknowledge throughout the prospectus that the company will face pricing pressures in the future, that the company is attempting to become less reliant on revenues generated from the sale of print products, and that the company faces competition not only from similar Internet-based companies, but also from operating subsidiaries of larger, more established companies. However, we also note your supplemental response to our prior comment 30 where you indicate that the company “does not currently face intense competitive pressures to lower prices or offer shipping discounts.” This statement is contrary to the negative effect of competitive pricing pressures on your results of operations for the six months ended June 30, 2006. You should expand your overview section to provide a detailed assessment of these competitive factors as well as your strategy for confronting the challenges posed by the trends in print pricing and mounting competition.
     The Company has added language to the “Basis of Presentation — Net Revenues” subsection of the MD&A section on page 37 of the Registration Statement to address the Staff’s comments.
     3. We note your response to our prior comment 26. Include the substance of your third sentence of your supplemental response in your discussion of your capital expenditures.
     The Company has added language requested by the Staff to the “Liquidity and Capital Resources” subsection of the MD&A section on page 52 of the Registration Statement.
Critical Accounting Policies and Estimates, page 39
Stock-based Compensation Expense, page 40
     4. We reissue our prior comment 22. Please provide the applicable disclosures under paragraph 180 of the AICPA Audit and Accounting Practice Aid Series, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.”
     Paragraph 180 of the AICPA Audit and Accounting Practice Aid Series, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” requires companies to provide MD&A disclosure of “the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet

Derek B. Swanson
Securities and Exchange Commission
September 6, 2006

date presented in the registration statement.” The Company has provided disclosure regarding the vested and unvested intrinsic value of its outstanding stock options as of June 30, 2006 on page 43 of the Registration Statement.
Business, page 55
Addressable Markets, page 57
     5. We note your response to our prior comment 28; however, your discussion of your addressable markets should be expanded to discuss how your earlier MD&A discussion of your “print” and “non-print” products relates to these markets. For example, clarify that your products arc generally categorized as either “print” or “non-print” products. Identify which of the products you offer are considered “print” products, and which of your products are considered “non-print” (and which can be marketed, if possible, as both). Further, for each of the last three fiscal years, clarify the percentage of your revenues generated by the sale of print versus non-print products.
     The Company has added language to the “Addressable Markets” subsection of the Business section on page 59 of the Registration Statement to address the Staff’s comments.
Director Compensation, page 73
     6. Revise to disclose in the related party section, that Mr. Clark and Ms. Schoendorf will personally benefit if the underwriters choose to exercise the over-allotment option and to purchase shares from companies affiliated with Mr. Clark and Ms. Schoendorf. Include disclosure of the number of shares, the price per share, and the aggregate dollar amount that the affiliates of Mr. Clark and Ms. Schoendorf will receive if the over-allotment option is exercised. The revisions should also clarify the relationships between each of the directors and each of his or her affiliates, i.e., that Ms. Schoendorf is a managing partner of Mohr, Davidow Ventures, which is the beneficial owner of 23% of your common stock.
     The Company has added language to the Certain Relationships and Related Party Transactions section on page 86 of the Registration Statement to address the Staff’s comments.
Executive Compensation, page 74
Employment Contracts, Termination of Employment and Change-in-Control Arrangements, page 76
     7. We note your revisions in response our prior comment 33. Further revise to provide more detail as to what “the specific operational and/or strategic goals” are for each of your named executive officers. For example, indicate whether they change from year-to-year, are the same for all the named executive officers, are based upon quantitative or qualitative performance measures, etc.

Derek B. Swanson
Securities and Exchange Commission
September 6, 2006

     The Company has added language to the “Employment Contracts, Termination of Employment and Change-in-Control Arrangements” subsection of the Management section on pages 78-80 of the Registration Statement to address the Staff’s comment.
2006 Equity Incentive Plan, page 79
     8. We note the filing of your 2006 Equity Incentive Plan as Exhibit 10.03, and that the date of grant “will be the date on which the Committee makes the determination to grant such Option, unless otherwise specified by the Committee.” See Section 5.2 of the agreement. Please revise to clarify the conditions, if any, to the Committee assigning a grant date for the stock option that differs from the actual date, and revise to disclose the existence of the right to modify the grant date.
     The Company supplementally advises the Staff that the portion of Section 5.2 of the 2006 Equity Incentive Plan referenced by the Staff is intended to allow the compensation committee of the Company’s board of directors (the “Committee”) the flexibility to grant a stock option to an eligible recipient effective at a future date, such as where a person is to commence employment (or other services to the Company) at a date subsequent to the date of the Committee’s action. For example, if the Committee was to convene on November 1, it could at that meeting approve the grant of a stock option to an individual whose employment (or other service to the Company) was to commence, for example, November 15. In all events, under the terms of the Plan, any such option must be granted at no less than 100% of the fair market value per share on the date of grant. In order to avoid any questions, the Company has revised the relevant language in Section 5.2 of the Plan to provide that the date of grant will be the date on which the Committee makes the determination to grant the option, or “a specified future date.” The Company has also added language to page 82 of the Registration Statement to clarify this point.
Underwriting, page 93
     9. To avoid any misconception that the offering includes an international tranche, include a brief explanation for the disclosure relating to offerings in foreign jurisdictions.
     The Company has added language to the Underwriting section on page 98 of the Registration Statement to address the Staff’s comment.
Financial Statements
Note 2 — Summary of Significant Accounting Policies
Intangible Assets, page F-10
     10. We note your response to our prior comment 36. Please revise to clarify that you recorded $379,000 in 2004 as a settlement expense for the patent infringement that occurred during 2002 through 2004.

Derek B. Swanson
Securities and Exchange Commission
September 6, 2006

     The Company has revised the disclosure on F-11 of the Registration Statement to clarify its recording of $379,000 in 2004 as a settlement expense for the patent infringement.
     11. We note your response to our prior comment 38. We note that the FASB indicated in paragraph B 169 of Statement 141 that reliable techniques to measure the fair value of the intellectual capital of a workforce are not yet available. Please advise or revise.
     The Company notes that the FASB indicated in paragraph B169 of Statement 141 that it concluded that techniques to measure the value of an assembled workforce and the related intellectual capital with sufficient reliability are not currently available. As the Memory Matrix acquisition did not meet the definition of “business” under Statement 141, the Company accounted for the acquisition as an acquisition of assets. The Company valued the work force at $279,000 based on its estimate of replacement costs, including the cost to hire and train a comparable assembled workforce. While the Company understands that the FASB believes replacement cost is not a representationally faithful measurement of the fair value acquired in a business combination, the Company respectfully believes it is an appropriate valuation methodology for an asset acquisition in which the asset will ultimately be amortized.
Note 5 — Acquisition, page F-19
     12. We note your response to our prior comment 41. Please tell us if the options issued to employees of Memory Matrix were granted in exchange for their then-outstanding unvested awards or were granted as an incentive.
     The Company has revised the discussion on page F-19 of the Registration Statement to disclose that it issued the 121,000 shares of common stock to employees of Memory Matrix, subject to vesting and repurchase rights, in exchange for unvested Memory Matrix restricted shares held by such employees prior to the merger.
Note 9 — Common Stock, page F-25
Stock-based Compensation Associated with Awards to Employees, page F-28
     13. We defer our evaluation of your response to prior comment 43 until you file an amendment that discloses your estimated initial public offering price.
     The Staff’s comment is noted. The Company supplementally notes that it has included the estimated initial public offering price per share in Amendment No. 2 to the Registration Statement.
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     Please feel free to contact the undersigned at (650) 610-5212 should you have any questions or comments.

Derek B. Swanson
Securities and Exchange Commission
September 6, 2006

Sincerely,
/s/ Stephen E. Recht

Stephen E. Recht

cc:	Gordon K. Davidson, Esq. Daniel A. Dorosin, Esq. Robert A. Freedman, Esq. Kevin P. Kennedy, Esq.